FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1. Result of AGM

27 April 2023 17:30 BST

Results of Annual General Meeting held on 27 April 2023

AstraZeneca PLC announced the results of the voting at its Annual General Meeting (AGM) today. As proposed in the Notice of AGM, all Resolutions were decided by poll vote. Resolutions 9 - 13 were passed as special resolutions; all other resolutions were passed as ordinary resolutions.

	Resolution	Votes for	% of votes cast	Votes against	% of votes cast	Votes cast in total	Total votes cast as a % of issued share capital	Votes withheld
1	To receive the Company's Accounts, the Reports of the Directors and Auditor and the Strategic Report for the year ended 31 December 2022	1,264,644,490	99.80	2,524,193	0.20	1,267,168,683	81.76	2,068,894
2	To confirm dividends	1,254,919,878	98.92	13,679,112	1.08	1,268,598,990	81.85	638,576
3	To reappoint PricewaterhouseCoopers LLP as Auditor	1,260,792,714	99.39	7,718,080	0.61	1,268,510,794	81.85	726,500
4	To authorise the Directors to agree the remuneration of the Auditor	1,268,225,831	99.98	270,095	0.02	1,268,495,926	81.85	741,641
5a	To re-elect Michel Demaré as a Director	1,241,496,328	97.88	26,829,809	2.12	1,268,326,137	81.84	911,430
5b	To re-elect Pascal Soriot as a Director	1,260,336,535	99.37	7,986,485	0.63	1,268,323,020	81.83	914,729
5c	To re-elect Aradhana Sarin as a Director	1,265,264,711	99.76	3,062,442	0.24	1,268,327,153	81.84	910,131
5d	To re-elect Philip Broadley as a Director	1,259,273,602	99.29	9,043,851	0.71	1,268,317,453	81.83	920,114
5e	To re-elect Euan Ashley as a Director	1,268,022,043	99.98	282,266	0.02	1,268,304,309	81.83	924,629
5f	To re-elect Deborah DiSanzo as a Director	1,267,959,577	99.97	349,778	0.03	1,268,309,355	81.83	926,746
5g	To re-elect Diana Layfield as a Director	1,268,027,536	99.98	274,653	0.02	1,268,302,189	81.83	935,378
5h	To re-elect Sheri McCoy as a Director	1,241,492,257	97.88	26,842,094	2.12	1,268,334,351	81.84	903,216
5i	To re-elect Tony Mok as a Director	1,261,574,735	99.97	322,367	0.03	1,261,897,102	81.42	7,338,922
5j	To re-elect Nazneen Rahman as a Director	1,266,284,904	99.85	1,870,104	0.15	1,268,155,008	81.82	1,082,559
5k	To re-elect Andreas Rummelt as a Director	1,268,030,928	99.98	285,793	0.02	1,268,316,721	81.83	920,846
5l	To re-elect Marcus Wallenberg as a Director	1,026,140,887	80.93	241,825,345	19.07	1,267,966,232	81.81	1,263,367
6	To approve the Annual Report on Remuneration for the year ended 31 December 2022	1,195,261,107	94.23	73,125,360	5.77	1,268,386,467	81.84	850,827
7	To authorise limited political donations	1,228,047,446	97.76	28,189,687	2.24	1,256,237,133	81.06	13,000,783
8	To authorise the Directors to allot shares	1,166,174,071	91.95	102,088,563	8.05	1,268,262,634	81.83	966,964
9	To authorise the Directors to disapply pre-emption rights	1,193,686,193	94.15	74,121,064	5.85	1,267,807,257	81.80	1,430,310
10	To authorise the Directors to further disapply pre-emption rights for acquisitions and specified capital investments	1,153,850,923	91.25	110,689,108	8.75	1,264,540,031	81.59	4,697,303
11	To authorise the Company to purchase its own shares	1,254,158,039	98.92	13,730,760	1.08	1,267,888,799	81.81	1,348,767
12	To reduce the notice period for general meetings	1,178,311,157	93.41	83,098,807	6.59	1,261,409,964	81.39	7,827,602
13	To adopt new Articles of Association of the Company	1,258,637,857	99.26	9,327,063	0.74	1,267,964,920	81.81	1,272,646

A copy of the resolutions passed at the AGM (other than resolutions concerning ordinary business) has been submitted to the National Storage Mechanism for publication, and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

 Issued capital

As at 25 April 2023, the number of issued shares of the Company was 1,549,856,584 ordinary shares, which was the total number of shares entitling the holders to attend and vote for or against all of the resolutions at the AGM. In accordance with the Company's Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

AstraZeneca

AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts

For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary

AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 27 April 2023

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary